Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	March 31,		December 31,
	2013	2012	2012	2011	2010	2009	2008
EARNINGS
Earnings before minority interests and income taxes	(11,258)	(4,203)	(28,327)	1,668	8,306	3,120	5,065
Fixed charges	3,266	81	3,705	382	335	247	535

Adjusted earnings	(7,991)	(4,122)	(24,623)	2,050	8,641	3,367	5,600

FIXED CHARGES
Interest Expense	3,064	12	3,207	191	205	105	354
Portion of rental payments deemed to be interest	202	69	498	191	130	142	181

Total fixed charges	3,266	81	3,705	382	335	247	535

	March 31,		December 31,
	2013	2012	2012	2011	2010	2009	2008
Ratio of Earnings to Fixed Charges (1)	—	—	—	5.4	25.8	13.6	10.5

(1)	Due to the losses in the periods ended March 31, 2012 and 2013 and December 31, 2012 the ratio coverage is less than 1:1 and defaults to 0.

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